

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

September 12, 2007

Mr. Richard F. Ambury
Chief Financial Officer
Star Gas Partners, L.P.
Star Gas Finance Company
2187 Atlantic Street
Stamford, Connecticut 06902

> **Re: Star Gas Partners, L.P.**
> **File No. 1-14129**
> **Star Gas Finance Company**
> **File No. 333-103873-01**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed January 17, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 9, 2007**

Dear Mr. Ambury:

 We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

Costs of Installations and Service, page 22

1.   In future filings, please discuss the gross margin percentage for installations and services sales or disclose the percentage of cost of installations and service to installations and service sales. Based on your installations and service sales line item and your costs of installations and service line item presented in your statement of operations, it appears that you are experiencing a negative gross margin trend during the last two fiscal years. Please expand your results of operations to discuss the reasons for this trend.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 26

2.   We note that your General Partner's principal executive officer and its principal financial officer concluded that disclosure controls and procedures were effective as of June 30, 2007 to ensure that the information required to be disclosed by the Partnership in reports filed under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the SEC's ruled and forms. In future filings, please revise to disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your General Partner's principal executive office and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please ensure you revise all future periodic reports, including your annual report on Form 10-K accordingly.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief